N E W S   R E L E A S E

TALISMAN ACQUIRES FULMAR AND AUK FIELDS IN THE NORTH SEA

CALGARY, Alberta – October 3, 2006 – Talisman Energy Inc. announced that its wholly owned subsidiary, Talisman Energy (UK) Limited, has reached agreement with Shell U.K. Limited and Esso Exploration and Production UK Limited, an ExxonMobil subsidiary, to acquire their combined 85.81% interest in the Fulmar unitized field (Blocks 30/11b and 30/16s) and a 100% interest in the Auk field (Blocks 30/16n and 30/16t) in the Central North Sea.  The transaction is subject to normal consents, including UK Government approvals and the satisfaction of certain other conditions.  Assuming successful completion of the transaction, Talisman is expected to assume operatorship later this year. The parties have agreed not to disclose the purchase price.

The transaction expands Talisman’s existing Clyde core area assets in the Central North Sea and provides the opportunity for significant reserves and production growth.  Talisman currently operates both the Clyde field (Talisman 95%) and Orion field (Talisman 93.7%), which, along with the Auk and Gannet fields, export volumes via the Fulmar production facilities.  Talisman also has an existing 12.71% interest in the Fulmar field and has agreed to acquire Hess Limited’s 1.48% interest in the Fulmar field, with the result that on completion of both transactions, Talisman will hold a 100% interest in the Fulmar field.

“This is a good business opportunity for Talisman and is a continuation of our successful development strategy in the North Sea,” said Dr. Jim Buckee, President and Chief Executive Officer.  “Production from the Auk and Fulmar interests is currently 8,000 barrels of oil per day and with redevelopment, there is significant upside. We believe there is an exciting opportunity to redevelop Auk, which has approximately 675 million barrels remaining oil in place. Successful application of horizontal wells in Auk has already been demonstrated and we intend to build on that experience to access further drilling opportunities in this large field and significantly increase reserves and production volumes.

“Fulmar is a vital production hub in this area, providing an export route for Auk, Clyde and Orion, as well as the Shell operated Gannet field.  We expect that the combined Fulmar, Auk, Clyde and Orion operations will yield a number of operating efficiencies, which will help us to extend field life and enhance the ultimate recovery from all these assets.”

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate

Christopher J. LeGallais

& Investor Communications

Senior Manager, Investor Relations

Phone:

403-237-1196  Fax:  403-237-1210

Phone:

403-237-1957  Fax: 403-237-1210

E-mail:

tlm@talisman-energy.com

Email:

 tlm@talisman-energy.com

30-06

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.  These forward-looking statements include, among others, statements regarding: potential increases to recoverable reserves and production volumes; business plans for drilling, exploration and development; expected operating efficiencies, extensions to field life and recovery from oil and gas assets; potential field recovery factors; estimates of future production, including the estimated timing of future production; business strategy and plans or budgets; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.  The completion of any contemplated asset acquisitions is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such acquisitions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;

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the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing and changes in capital markets;

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risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

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changes in general economic and business conditions;

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the effect of acts of, or actions against, international terrorism;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

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results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and

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the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change except as required by law.

Oil and Gas Information

Talisman makes reference to production volumes in this news release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts. In this press release, Talisman refers to estimates of initial oil-in-place, which are inherently more uncertain than proved reserves and which U.S. oil and gas companies are prohibited from including in reports filed with the SEC.